UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 10, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF FISCAL COUNCIL MEETING

HELD ON OCTOBER 10th, 2023

DATE, TIME AND PLACE: October 10th, 2023, at 2.30 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Simone Paulino de Barros, Secretary, also attended the meeting.

AGENDA: Evaluation of the proposal for amendment of the Fiscal Council Internal Rules.

CLARIFICATIONS AND RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the CF members registered their considerations and discussions as follows:

Evaluation of the proposal for amendment of the Fiscal Council Internal Rules.

Mrs. Simone Paulino de Barros, with support of Mr. André de Magalhães Gemino, representatives of the Corporate Affairs & Staff Legal Partner area, presented the proposal to amend the Internal Rules of the Fiscal Council, aiming to formally update the document in view of the new resolutions of the Comissão de Valores Mobiliários (“CVM”), as well as adjustments requested by the members of the Fiscal Council.

Following the clarifications provided, the members of the Fiscal Council thanked the information presented and approved the proposal to amend the Internal Rules of the Fiscal Council.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members.

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

October 10th, 2023

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 10th, 2023.

SIMONE PAULINO DE BARROS

Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 10, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer